                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April 1997



                         APT SATELLITE HOLDINGS LIMITED
                               REGISTRANT'S NAME


      ROOM 3111-3112, 31/F, ONE PACIFIC PLACE, 88 QUEENSWAY, HONG KONG K3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X    Form 40-F
                                -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                         APT Satellite Holdings Limited

                (Incorporated in Bermuda with limited liability)

         ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 1996


CHAIRMAN'S STATEMENT

APT Satellite Holdings Limited (the "Company") completed the listing and initial public offering of its shares in December 1996 (the "IPO"), with its shares now listed in Hong Kong and New York.

On behalf of the Board of Directors, I am pleased to present the first audited results of the Company and its subsidiaries (the "Group") since the listing in respect of the financial year ended 31st December, 1996:

RESULTS

On the whole, the Group performed satisfactorily. Turnover of the Group for the year ended 31st December, 1996 was HK$367,628,000, an increase of 29 per cent from that in 1995. The Group's turnover in 1996 also exceeded the forecast 1996 revenue of HK$366,100,000 stated in the Company's prospectus dated 10th December, 1996 in connection with the IPO (the "Prospectus").

Net profit attributable to shareholders for the financial year 1996 was HK$76,520,000, a substantial increase of 418 per cent from that in 1995. Such profit also exceeded the forecast 1996 profit after taxation but before extraordinary item of HK$74,900,000 stated in the Prospectus.

DIVIDEND

Prior to the Group reorganisation and listing of the Company's shares in December 1996, a special dividend in specie of HK$56,806,000 was paid by a subsidiary of the Company to its then shareholders.

Due to the fact that the shares of the Company have only been recently listed, the Board of Directors does not recommend the payment of any final dividend in respect of the financial year 1996. (Financial year 1995: Nil).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 15th May, 1997 to Tuesday, 20th May, 1997, both dates inclusive, in order to determine entitlements of shareholders





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to attend and vote at the Annual General Meeting of the Company (the "AGM") to
be held on 20th May, 1997. During this closure period, no transfers of shares can be registered. In order to qualify for entitlement to attend and vote at the AGM, transfers of shares accompanied by the relevant share certificates and transfer forms should be lodged with the Company's branch registrars in Hong Kong, Tengis Limited of 1601 Hutchison House, 10 Harcourt Road, Central, Hong Kong, not later than 4 p.m. on Wednesday, 14th May, 1997.

PURCHASE, REDEMPTION OR SALE OF SHARES

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's shares during the year under review.

GLOBAL OFFERING

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited and (in the form of American depositary shares) the New York Stock Exchange, Inc. in December 1996 in connection with the IPO, which comprised a global offering of the shares in North America, Europe, Hong Kong and elsewhere in Asia.

REVIEW OF OPERATIONS

APSTAR-I, the Group's first in-orbit satellite, was a Hughes HS-376 model, and was launched in July 1994 on a Long March 3 launch vehicle from Xichang, People's Republic of China. Its transponders have been fully leased during the whole of 1996, and have not experienced any anomalies that have affected its operation. APSTAR-I has been able to provide customers of the Group with transponder services of high quality and reliability, and these services have generated a substantial amount of revenue for the Group.

APSTAR-IA, the Group's second in-orbit satellite, was also a Hughes HS-376 model, and was launched in July 1996 on a Long March 3 launch vehicle from Xichang. It commenced commercial operations in September of the same year. As at the end of 1996, almost 80 per cent of its transponders were leased to customers. It is expected that more transponders will be leased to customers. Over the next few years, APSTAR-IA will be a steady and significant contributor to the Group's revenue and profits.

APSTAR-IIR, the Group's proposed third satellite, will be an SS/Loral FS-1300 satellite. Total investment for the project amounted to approximately US$216 million. The manufacture of the satellite commenced in June 1995. It is expected to be launched from Xichang in mid-1997. The footprint of APSTAR-IIR will stretch over more than 100 countries, serving approximately 75 per cent of the world's population. It is designed to provide satellite services on the bases of high power output C-band and Ku-band frequency, thereby further strengthening the competitive advantage of the Group. During the previous year, the progress on the production of that satellite was smooth. It is expected that APSTAR-IIR will be launched as scheduled. As at the end of March 1997, before its launch, more than 30 per cent of the transponders on APSTAR-IIR were already pre-leased or committed by customers.




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
As described in the Prospectus, a substantial part of the proceeds of the IPO was applied to repay bank loans for the financing of APSTAR-IA and APSTAR-IIR, thereby reducing interest costs and improving the gearing of the Group. The Group was provided with a good foundation for its future course of development.

EXPANSION OF BUSINESS AND INVESTING IN FUTURE

The Group's three satellites will form an integrated satellite system. The Group is equipped with strong technical advantages. Together with the advanced satellite control centre solely owned by the Group and experienced and well-trained technical experts, the Group is well conditioned for market competition.

The Group has dedicated, and will continue to dedicate, itself to becoming the best provider of transponder services in the international and the Asia-Pacific telecommunication and broadcasting sectors; and to try its best to exploring new service areas including services in relation to direct broadcasting satellites. At the same time, the Group plans to launch one more high power output satellite that is equipped with C- band and Ku-band transponders, in order to satisfy the expected market demand.

APPRECIATION

On behalf of all shareholders and the Board of Directors, I would like to thank all of our customers for their continuous support of the Group, and to express our sincere appreciation to the management and staff for their contribution to the Group during the year and for their commitment for the future.



                                                                     Xie Gag Jue
                                                                        Chairman

Hong Kong, 12th April, 1997





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
FINANCIAL RESULTS

                                                                        1996                     1995
                                                   Notes               HK$'000                  HK$'000
                                                   -----             -----------              ----------
 Turnover                                            1                   367,628                 284,807
                                                                     ===========              ==========
 Operating profit before exceptional item                                 99,120                  84,580
 Exceptional Item                                    2                         -                 (69,792)
                                                                     -----------              -----------
 Profit before taxation                                                   99,120                  14,788
 Taxation                                            3                   (22,600)                     (6)
                                                                     ------------             -----------
 Net profit attributable to shareholders                                  76,520                  14,782
 Retained profits at beginning of year                                    54,225                  39,443
 Dividend                                            4                   (56,806)                      -
                                                                     ------------             ----------
 Retained profits at end of year                                          73,939                  54,225
                                                                     ===========              ==========
 Earnings per share                                  5               23.99 cents              4.69 cents
                                                                     ===========              ==========


Notes:

1. The Company was incorporated in Bermuda on 17th October, 1996 as an exempted company under the Companies Act 1981 of Bermuda (as amended). Pursuant to a corporate reorganisation (the "Group Reorganisation") in preparation for the listing and initial public offering of shares of the Company, the Company acquired APT Satellite Company Limited and its subsidiaries, through its acquisition of the entire issued share capital of APT Satellite Investment Company Limited (the holding company of the Group at that time), as a result of which, the Company became the holding company of the Group on 14th November, 1996. Details of the Group Reorganisation were contained in the prospectus of the Company dated 10th December, 1996 issued in connection with the aforementioned listing and initial public offering. Accordingly, the results of the Group for the years ended 31st December, 1995 and 1996, respectively, have been prepared using the merger basis of accounting, under which the Company has been treated as the holding company of the Group throughout those two years, assuming that the corporate structure resulting from the Group Reorganisation was in place throughout the relevant years.

2. The exceptional item for 1995 represented the net loss of the Group's second satellite, APSTAR-II, the launch of which was unsuccessful.

3. Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable in overseas jurisdictions have been calculated at the rates of taxation prevailing in the countries in which the Group operates.





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4.       Prior to the Group Reorganisation and listing of the Company's shares in December 1996, a special dividend in specie of HK$56,806,000 was paid by a subsidiary of the Company to its then shareholders.

5. The calculation of earnings per share for the year ended 31st December, 1996 is based on the net profit attributable to shareholders for the year of HK$76,520,000 (1995: HK$14,782,000) and the weighted average number of shares of 319,027,397 shares (1995: 315,000,000 shares) in issue during the year.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of APT Satellite Holdings Limited ("the Company") will be held at APT Satellite Company Limited, Satellite Control Centre, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on 20th May, 1997 at 10:00 a.m. for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements and the reports of the directors and the auditors for the year ended 31st December, 1996.

2. To re-elect directors and to authorise the board of directors to fix the directors' fees.

3. To re-appoint the auditors of the Company and to authorise the board of directors to fix their remuneration.

SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

         "THAT

         (a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (c) of this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements or options which might require the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

         (b) the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to:

                (i) a Rights Issue (as defined in paragraph (d) of this resolution);

               (ii) any exercise of subscription or conversion rights under any warrants of the Company, or any securities which are convertible into shares of the Company, or any share option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

              (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bylaws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly;

         (c) for the purposes of this resolution, "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

                (i) the conclusion of the next annual general meeting of the Company;

               (ii) the expiration of the period within which the next annual general meeting is required by the Bylaws of the Company or the Companies Act 1981 of Bermuda or any other applicable law to be held; and

              (iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

         (d) for the purposes of this resolution, "Rights Issue" means an offer of shares for a period fixed by the Directors to shareholders on the register of members of the Company on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution: "THAT

         (a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (c) of this resolution) of all the powers of the Company to purchase issued shares in the capital of the Company, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong, be and is hereby generally and unconditionally approved;

         (b) the aggregate nominal amount of shares in the capital of the Company which may be purchased by the Company pursuant to the authority contained in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

         (c) for the purposes of this resolution, "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

                (i) the conclusion of the next annual general meeting of the Company;

               (ii) the expiration of the period within which the next annual general meeting is required by the Bylaws of the Company or the Companies Act 1981 of Bermuda or any other applicable law to be held; and

              (iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

         "THAT subject to the passing of resolution number 4 (the "General Mandate Resolution") and resolution number 5 (the "Repurchase Mandate Resolution"), each as set out in the notice convening this Meeting, the general mandate to allot and issue shares granted to the directors of the Company (the "Directors") under the General Mandate Resolution shall be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the General Mandate Resolution of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the authority granted to the Directors under the Repurchase Mandate Resolution provided that such amount so added shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."


                                                           By Order of the Board
                                                              Lo Kin Hang, Brian
                                                               Company Secretary





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
Hong Kong, 12th April, 1997

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy must be deposited with the Company's branch share registrars in Hong Kong, Tengis Limited of 1601 Hutchison House, 10 Harcourt Road, Hong Kong, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority, not less than 48 hours before the time appointed for the meeting or adjourned meeting (as the case may be).

3. The registers of members of the Company will be closed from Thursday, 15th May, 1997 to Tuesday, 20th May, 1997, both dates inclusive, during which period no transfers of shares can be registered.

4. A circular containing an explanatory statement which provides further details as regards resolution number 5 above will be sent to shareholders shortly together with the 1996 Annual Report.





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
                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.




                                        APT SATELLITE HOLDINGS LIMITED



Date:  May 6, 1997                     By   /s/ QIN SHEN
                                          -------------------------------------
                                                        (Signature)
                                       Name:    Qin Shen
                                       Title:   Director and Vice President